Artelo Biosciences, Inc.

888 Prospect Street, Suite 210

La Jolla, California 92037

October 7, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Scott Anderegg

Re:	Artelo Biosciences, Inc.
Registration Statement on Form S-1 File No. 333-249083
Acceleration Request Requested Date: October 8, 2020 Requested Time: 5:30 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Artelo Biosciences, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l, as amended (File No. 333-249083) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes Thomas E. Hornish of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

The Company acknowledges that should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Thomas E. Hornish of Wilson Sonsini Goodrich & Rosati, Professional Corporation at (858) 350-2392 or via email at thornish@wsgr.com. If notice of effectiveness is given by telephone, please also provide a copy of the Commission’s order declaring the Registration Statement effective to Thomas E. Hornish via facsimile at (858) 350-2399.

Please direct any questions or comments regarding this acceleration request to Thomas E. Hornish at (858) 350-2392.

U.S. Securities and Exchange Commission

October 7, 2020

Sincerely,

ARTELO BIOSCIENCES, INC.

By:	/s/ Gregory D. Gorgas
Name:	Gregory D. Gorgas
Title:	Chief Executive Officer and President

cc:	Martin J. Waters, Esq. Thomas E. Hornish, Esq. Mahnaz Dodge, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation